

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 18, 2008

Mr. Antoine Jarjour, President
Franklin Lake Resources Inc.
4017 Colby Avenue
Everett, WA 98201

> **Re:** **Franklin Lake Resources Inc.**
> **Form 10KSB/A for Fiscal Year Ended October 31, 2007**
> **Filed September 8, 2008**
> **File No. 000-21812**

Dear Mr. Jarjour:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB/A for the Fiscal Year Ended December 31, 2007

General

1.   Please submit your letters to us dated May 8, 2007, May 19, 2008 and August 23, 2008 as correspondence on EDGAR, as well as all future correspondence with us.

2.   In a letter dated September 22, 2008, we advised you that we had received a letter from your accountant, Madsen & Associates CPA's, Inc. dated September 2,

2008, notifying the Office of the Chief Accountant of the Commission that your financial statements for the years ended October 31, 2006 and October 31, 2007 could no longer be relied upon; and we reminded you of the requirements in Item 4.02 of Form 8-K. As of the date of this letter, you have not filed a Form 8-K to report this event, or to include the additional letter you will need to obtain from your independent accountant. We suggest that you comply with your reporting obligations without further delay.

3.   Please file amendments to all interim periodic reports for the fiscal quarters ending subsequent to October 31, 2007, to encompass all the revisions reflected in the amendments to your annual reports, including revisions you agreed to make in previous response letters and those necessary to respond to the comments in this letter.

4.   Please include page numbers in all subsequent amendments to the Form 10-KSB.

5.   We note that you have not updated the signature page or the certifications required under Item 601(b)(31) and (32) of Regulation S-B. As a result, you will need to further amend your filings to update these items to comply with Rule 12b-15 of Regulation 12B.

Financial Statements

Statements of Stockholders Equity (Deficit)

6.   We note that you have presented your accounting error corrections in a separate column within the Statements of Stockholders' Equity, a column which also duplicates net losses through 2002, without a proper summation of amounts. Please eliminate the separate column for the cumulative effect of accounting errors and reposition the corrections in the appropriate account/column balance. And, since you are presenting Statements of Stockholders' Equity since inception, you should correct errors that occurred in periods prior to November 1, 2005 by adjusting the net losses reported in the column having the accumulated deficit account balance in the period the errors occurred. Please add details of these revisions in Note 10.

Statements of Cash Flows

7.   We note that you changed your Statement of Cash Flows for the fiscal year ended October 31, 2007 when you corrected your accounting for the purchase of water rights in fiscal year 2006. Accordingly, please label the cash flow statement for the year ended October 31, 2007 as restated. In addition, please add disclosure

about the restatements made to the Statements of Cash Flows for the fiscal years ended October 31, 2006 and October 31, 2007 at Note 10.

Note 10 – Restatement

8.   We note that you have provided disclosure about the corrections you made for accounting errors that occurred during the fiscal years ending October 31, 2006 and October 31, 2007. However, we also note that you decreased your deficit accumulated during the exploration stage to correct errors in accounting that occurred in periods prior to November 1, 2005. Please disclose the nature of the errors that you corrected by reducing your deficit accumulated during the exploration stage by $345,825.

Exhibits

9.   The certification at Exhibit 31 incorrectly refers to a "quarterly report" on Form 10-KSB. You need to include a certification for the annual report on Form 10-KSB; and it needs to be updated, as explained in the general comment above.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                    Sincerely,

                                                    Karl Hiller
                                                    Branch Chief